UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Enochian Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

29350E 104

(CUSIP Number)

Weird Science LLC

8581 Santa Monica Blvd. #317

West Hollywood, CA 90069

Attention: William Anderson Wittekind

(424) 279-8792

with a copy to:

Patrick T. McCloskey

McCloskey Law PLLC

425 Madison Avenue, Suite 1700

New York, NY 10017

(646) 970.0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Weird Science LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of	7.	Sole Voting Power 0
Shares Bene-
ficially by	8.	Shared Voting Power 4,961,363[1]
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With

10.	Shared Dispositive Power 4,961,363[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,961,363

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%[2]

14.	Type of Reporting Person (See Instructions) OO

_____________________________

1 William Anderson Wittekind (“Wittekind”) and Carl Sandler (“Sandler”) share voting and dispositive power over such shares by virtue of their status as managers of Weird Science LLC (“Weird Science”) as of the date of the event reported herein.

2 Based upon 52,219,661 shares of common stock outstanding as of November 15, 2021 as disclosed in the issuer’s Form 10-Q filed with the Commission on such date.

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Anderson Wittekind

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 4,128,052[3]
Shares Bene-
ficially by	8.	Shared Voting Power 5,049,484[4]
Owned by Each
Reporting	9.	Sole Dispositive Power 4,128,052[3]
Person With

10.	Shared Dispositive Power 5,049,484[4]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,177,536

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 17.6.[5]

14.	Type of Reporting Person (See Instructions) I

_____________________________

3 Consists of (a) 2,627,484 shares owned by Wittekind; (b) 633,921 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2020 Annuity Trust”); (c) 450,568 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Dybul 2020 Annuity Trust”); (d) 50,000 shares owned by the Ty Mabry 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the “Mabry 2021 Annuity Trust”); and (e) 366,079 shares owned by the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2021 Annuity Trust” and, together with the Wittekind 2020 Annuity Trust, the Dybul 2020 Annuity Trust and the Mabry 2021 Annuity Trust, the “Trusts”). In his capacity as the sole trustee, Wittekind has sole voting power and sole dispositive power over the shares owned by the Trusts.

4 Consists of (a) 4,961,363 shares owned by Weird Science; and (b) 88,121 shares owned by Wittekind and Serhat Gumrukcu, Wittekind’s spouse (“Gumrukcu”), as joint tenants with a right of survivorship (“JTWROS”). Wittekind and Sandler share the power to vote and the power to dispose of the shares owned by Weird Science by virtue of their status as managers of Weird Science as of the date of the event reported herein. Wittekind and Gumrukcu share the power vote and the power to dispose of the shares owned as JTWROS by virtue of their status as joint tenants. Excludes 9,462,954 shares owned by Gumrukcu, Wittekind’s spouse, of which Wittekind disclaims beneficial ownership pursuant to Rule 13d-4 (17 CFR 240.13d-4).

5 Based upon 52,219,661 shares of common stock outstanding as of November 15, 2021 as disclosed in the issuer’s Form 10-Q filed with the Commission on such date.

EXPLANATORY NOTE

This Amendment No. 8 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind, a member and manager of Weird Science (“Wittekind” and, together with Weird Science, the “Reporting Persons”), with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”) of Enochian Biosciences Inc. (the “Issuer”) received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Enochian Biopharma, Inc., a Delaware corporation (“Target”), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment No. 1, Amendment No. 2, Amendment 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto.

Capitalized terms used but not defined in this Amendment No. 8 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto.

Item 5.	Interests in Securities of the Issuer

(a)-(c)    On or about December 14, 2021 (i) Wittekind received (1) 366,079 shares of Common Stock as an annuity payment under the Wittekind 2020 Annuity Trust and (2) 88,121 shares of Common Stock as an annuity payment under the Dybul 2020 Annuity Trust and (ii) Wittekind (1) contributed such 366,079 shares of Common Stock to the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the “Wittekind 2021 Annuity Trust”) and (2) transferred such 88,121 shares of Common Stock to Wittekind and Gumrukcu, Wittekind’s spouse, as joint tenants with a right of survivorship (“JTWROS”). On or about December 13, 2021 Gumrukcu privately transferred 700 shares of Common Stock. Based upon the Issuer’s disclosure of 52,219,661 shares of Common Stock outstanding as of November 15, 2021 in its Form 10-Q filed with the Commission on such date, after the foregoing:

•	Weird Science owned 4,961,363 shares of Common Stock, comprising 9.5% of the Issuer’s issued and outstanding Common Stock;

•	Wittekind beneficially owned 9,263,436 shares of Common Stock (including 4,961,363 shares of Common Stock owned by Weird Science, of which Wittekind shares beneficial ownership with Sandler by virtue of Wittekind’s status as a manager of Weird Science; 633,921 shares of Common Stock owned by the Wittekind 2020 Annuity Trust, 450,568 shares of Common Stock owned by the Dybul 2020 Annuity Trust, 50,000 shares of Common Stock owned by the Ty Mabry 2021 Annuity Trust, a grantor retained trust of which Wittekind is sole trustee, and 366,079 shares of Common Stock owned by the Wittekind 2021 Annuity Trust, of which Wittekind has sole voting and dispositive power in his capacity as sole trustee; and 88,121 shares of Common Stock owned with Gumrukcu, Wittekind’s spouse, as JTWROS, but excluding 9,462,954 shares owned by Gumrukcu, of which Wittekind disclaims beneficial ownership pursuant to Rule 13d-4 (17 CFR 240.13d-4), comprising 17.6% of the Issuer’s issued and outstanding Common Stock;

4

•	Sandler beneficially owned 8,386,795 shares of Common Stock (including 4,961,363 shares of Common Stock owned by Weird Science, of which Sandler shares beneficial ownership with Wittekind by virtue of Sandler’s status as a manager of Weird Science, and 15,605 shares of Common Stock underlying options received by Sandler in exchange for service as a director of the Issuer), comprising 17.9% of the Issuer’s issued and outstanding Common Stock; and
•	Gumrukcu beneficially owned 9,551,075 shares of Common Stock, comprising 18.3% of the Issuer’s issued and outstanding Common Stock. Such beneficial ownership includes the 88,121 shares of Common Stock owned with Wittekind, Gumrukcu’s spouse, as JTWROS, of which Gumrukcu shares beneficial ownership as JTWROS, but excludes the other shares owned by Wittekind. Gumrukcu disclaimed beneficial ownership of the shares owned by Wittekind in footnote 7 to the table entitled “Security Ownership of Certain Beneficial Owners and Management” included in the Issuer’s Form 10-K/A filed with the Commission on October 28, 2021.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 19, 2021, Wittekind and Gumrukcu adopted a 10b5-1 sales plan with JPM Securities LLC to sell up to 300,000 shares of Common Stock (the “10b5-1 Sales Plan”). A copy of the 10b5-1 Sales Plan is attached as Exhibit 8 to this Amendment No. 8 and is incorporated by reference herein.

Sandler also adopted 10b5-1 trading plan on November 19, 2021. The Reporting Persons do not have a copy of this plan and it is therefore not attached as an exhibit to this Amendment No 8.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (previously filed and incorporated by reference to Exhibit 1 of the Schedule 13D).

Exhibit 8	Sales Plan adopted as of November 19, 2021 among William Anderson Wittekind and Serhat Gumrukcu acting jointly and J.P. Morgan Securities LLC.*+

* Personally identifiable information has been redacted from this Exhibit in accordance with Item 601(a)(5) of Regulation S-K (17 CFR §229.601(a)(6)).

+ Schedule A to this Exhibit has been omitted in accordance with Item 601(a)(5) of Regulation S-K. Such Schedule A will be furnished supplementally to the SEC upon request (17 CFR §229.601(a)(5)).

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 is true, complete and correct.

Date: May 19, 2023

WEIRD SCIENCE LLC

By:	/s/ William Anderson Wittekind
Name: William Anderson Wittekind
Title: Manager

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND

6

Exhibit 8

DocuSign Envelope ID: 42B08779-27AE-41C2-9DDA-463D99963FE0

J.P.Morgan

Sales Plan

Sales Plan, adopted 11/19/21 (the "Sales Plan", and such date the "Adoption Date"), among William Anderson Wittekind and Serhat Gumrukcu acting jointly ("Sellers") and J.P. Morgan Securities LLC ("JPMS"). The purpose of this Sales Plan is to achieve the investment objectives of broader diversification of investments, while reducing the risk of over concentration in a particular investment.

RECITALS

WHEREAS, the Sellers desire to establish this Sales Plan to sell common shares (the "Stock") of Enochian Biosciences, Inc. (the "Issuer"); and

WHEREAS, the Sellers desire to sell a total of 300,000 shares of Stock (the "Total Plan Shares"), and

WHEREAS, the Sellers desire to engage JPMS to effect sales of shares of Stock in accordance with the Sales Plan;

NOW, THEREFORE, the Sellers and JPMS hereby agree as follows:

A. IMPLEMENTATION OF THE SALES PLAN

1. JPMS shall effect sales (each a "Sale") of shares of Stock only on days on which the NASDAQ Global Select Market (the "Exchange") is open and the Stock trades regular way on the Exchange ("Trading Day"), pursuant to the specific instructions specified on Schedule A.

2. Sellers acknowledges and agrees that JPMS will handle the above order on a best efforts basis. In the event any limit prices of orders are away from the prevailing market prices at any time, there can be no assurance that such orders will be executed in whole or in part. Sellers agrees that all orders may be partially executed and will not be treated as an all or none order. JPMS may effect sales of Stock which may coincide with sales of Stock by other accounts held with JPMS including, but not limited to, sales made pursuant to other sales plans with JPMS. In such instances, JPMS will make allocations in a manner believed by JPMS to be equitable to each client. JPMS may aggregate sales of Stock under the Sales Plan with sales of the Stock by other JPMS accounts.

3. Sellers agrees to deposit 300,000 shares of Stock into the JPMorgan Chase Bank, N.A. Asset Custody Account or JPMS Margin Brokerage Account ("Account"). JPMS reserves the right to suspend or cancel this Sales Plan prior to the first Sale if the shares of Stock have not been deposited into an Account for any reason. JPMS shall withdraw Stock from the Sellers's Account in order to effect sales of Stock under this Sales Plan. If on any day that sales are to be made under this Sales Plan the number of shares of Stock in the Sellers's Account is less than the number of shares to be sold on such day,

1

Wittekind and Gumrukcu Joint Acct Final 11.19.21

DocuSign Envelope ID: 42B08779-27AE-41C2-9DDA-463D99963FE0

J.P.Morgan

then JPMS shall notify Sellers promptly of such deficiency, and Sellers agrees to promptly deposit into the Account the number of shares of Stock necessary to eliminate such deficiency.

4. Sellers agree not to remove or transfer shares of Stock out of the Account in any manner that would cause an alteration of, or deviation from, the terms of this Sales Plan.

5. To the extent that any Stock remains in the Sellers's Account upon termination of this Sales Plan, JPMS agrees to return any such Stock for which JPMS had restrictions removed for the purpose of this Sales Plan promptly to the Issuer's transfer agent for relegending to the extent that such Stock would then be subject to transfer restrictions in the hands of the Sellers.

6. JPMS will deduct its reasonable and customary commissions from the proceeds of sales of Stock under this Sales Plan, together with any other reasonable expenses incurred by JPMS in connection with such sales.

7. The Total Plan Shares, the shares to be sold on a particular day, and the limit prices, shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the term of this Sales Plan.

8. Subject to Paragraph F.6, sales will commence under this Sales Plan on the Sales Commencement Date, as defined in Schedule A, and shall terminate on the earlier of (a) the close of business on October 31, 2022; (b) the date on which the Total Plan Shares have been sold; (c) the date this Sales Plan is terminated pursuant to Section E; (d) the date on which the unit of JPMS responsible for executing sales of Stock pursuant to this Sales Plan receives notice or otherwise becomes aware of (i) the closing of a tender or exchange offer with respect to the Stock or of a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into shares of another company or for other consideration; (ii) if a Seller is a natural person acting singly, the death or mental incapacity of such natural person; (iii) if a Seller is a natural person acting jointly, the death or mental incapacity of all such natural persons; (iv) if Seller is a natural person acting jointly, any transfer to a non-Seller third party of either such natural person's (A) interest in the Account, (B) shares of Stock, or (C) if applicable, the entitlements to be used to generate the shares of Stock, such as (without limitation) stock options or stock compensation grants; or (v) the commencement or impending commencement of any proceedings in respect of or triggered by a Seller's bankruptcy or insolvency. Notwithstanding the above, this Sales Plan shall not be considered effective, but instead shall be considered null and void, if at least one of the accounts referenced in A.3 above has not been established in the names of each Seller and open for the receipt of Stock by the Sales Commencement Date. Seller understands that such an account cannot be opened until JPMS and its affiliates have performed customer due diligence and customer identification in accordance with internal policies and procedures and relevant federal laws including, but not limited to, the Bank

2

Wittekind and Gumrukcu Joint Acct Final 11.19.21

DocuSign Envelope ID: 42B08779-27AE-41C2-9DDA-463D99963FE0

J.P.Morgan

Sales Plan, and, notwithstanding any language to the contrary herein, there shall be no carryover associated with such cancelled sale other than as set forth in Schedule A.

12. It is the intent of the parties that this Sales Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Sales Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c).

13. In the event that it is necessary for JPMS to borrow or purchase shares of Stock in order to complete any sale on behalf of Sellers pursuant to this Sales Plan, Sellers authorize JPMS to borrow or purchase such shares and agrees to be responsible for any expense or loss which JPMS may sustain relating to such borrowing or purchase, including any expense or loss JPMS may sustain as a result of its inability to borrow or purchase shares of Stock to complete its delivery obligation.

B. RULES 144 AND 145

The following three paragraphs shall only apply to Sellers who are subject to Rules 144 and 145.

1. JPMS agrees to conduct all sales in accordance with the manner of sale requirement of Rule 144 or 145 under the Securities Act, and in no event shall JPMS effect any such sale if such sale would exceed the then applicable volume limitation under Rule 144, assuming JPMS's sales under this Sales Plan and those notified to JPMS pursuant to Paragraph B.3 are the only sales subject to that limitation. JPMS will be responsible for completing and filing on behalf of the Seller the required Form 144s that Seller shall execute and provide, as requested by JPMS. Seller understands and agrees that JPMS shall make Form 144 filings as necessary to comply with Rule 144, the frequency of which will be at the discretion of JPMS after the initial filing is made no later than the date on which the first order to sell Stock is executed hereunder.

2. Each such Form 144 shall state that the sales thereunder are being made pursuant to a previously adopted plan intended to comply with Rule 10b5-1(c), shall include the date the Sellers adopted this Sales Plan and shall indicate that the representation regarding the Sellers's knowledge of material information speaks as of the adoption date of this Sales Plan.

3. Sellers agree not to take any action that would cause the sales not to comply with Rule 144 or 145, and Sellers agree not to cause any person or entity with which Sellers would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 to take any action that would cause the sales not to comply with Rules 144 or 145. Sellers will (a) promptly following the date hereof, provide notice to JPMS of any such transactions during the three months preceding the date hereof and (b) from the date hereof until the expiration of this Sales Plan pursuant to Paragraph A.8 above, provide prompt notice to JPMS of Sellers's entry into any other selling program or transaction in Stock. Sellers further agrees that JPMS, without independent inquiry, may reasonably (c) rely on

4

Wittekind and Gumrukcu Joint Acct Final 11.19.21

DocuSign Envelope ID: 42B08779-27AE-41C2-9DDA-463D99963FE0

J.P.Morgan

Sellers's notices pursuant to this Paragraph B.3, and (d) conclude in the absence of such notices that the Sellers have entered into no such transactions or outside selling programs.

C. REPRESENTATIONS AND AGREEMENTS OF SELLERS

1. Sellers represent and warrant that as of the time of execution of, and entering into, this Sales Plan: (a) to the best of Sellers's knowledge there is no blackout period (as defined in 17 C.F.R. Section 245.100(b), a "Blackout Period") in effect for Issuer, (b) the Sellers are not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock) or of the actual or approximate beginning or ending dates of a Blackout Period for Issuer, and (c) the Sellers are entering into this Sales Plan, and the transactions contemplated herein, in good faith and not as part of a plan or scheme to evade the prohibitions of any applicable laws or regulations, such as Rule 10b5-1 under the Exchange Act.

2. At the time of Sellers's execution of this Sales Plan, Sellers have not entered into or altered a corresponding or hedging transaction with respect to the Total Plan Shares. Sellers agrees not to enter into any such transaction while this Sales Plan remains in effect.

3. Sellers agrees to make all filings, if any, required under and monitor their own compliance with Sections 13(d), 13(g) and 16 of the Exchange Act.

4. Except as provided in Paragraph B.1, Sellers acknowledges and agrees that JPMS has no duty to determine whether a Seller has violated Rules 144 or 145 under the Securities Act, Sections 13(d), 13(g) or 16 of the Exchange Act or the rules adopted by the SEC thereunder, or any other laws or regulations applicable to the Sellers in connection with this Sales Plan. Sellers understand that this Sales Plan in no way alters their obligations and responsibilities under Section 16, including those prohibitions against short swing profits.

5. Sellers understand that the laws and regulations of U.S. states or non-United States jurisdictions (collectively, "State or Foreign Regulation") may impose further restrictions or limitations on sales of shares of Stock by or on behalf of Sellers. State or Foreign Regulation may include, without limitation, the European Union Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014). Sellers acknowledge and agrees that JPMS has no duty to determine whether any State or Foreign Regulation would impose restrictions or limitations on this Sales Plan. Sellers understand that this Sales Plan in no way alters their obligations and responsibilities, or the obligations and responsibilities of the Issuer, under State or Foreign Regulation. For the avoidance of doubt, references in this Sales Plan to applicable laws, regulations and legal/regulatory restrictions shall be construed to include any applicable State and Foreign Regulation.

6. Sellers acknowledge and agree that JPMS has not provided Sellers with any tax, accounting or legal advice. Sellers understand that they should seek the advice of

5

Wittekind and Gumrukcu Joint Acct Final 11.19.21

DocuSign Envelope ID: 42B08779-27AE-41C2-9DDA-463D99963FE0

J.P.Morgan

counsel regarding this Sales Plan and the various securities and tax law issues related thereto.

7. Sellers agree to notify JPMS immediately in the event of trading restrictions being imposed as the result of any applicable regulatory prohibition or lock up event restricting sales by or on behalf of affiliates, such as a stock offering or tender offer.

8. Sellers represents and warrants that they are able to sell shares of Stock, as contemplated by this Sales Plan, in accordance with the Issuer's insider trading policies and Sellers have obtained the acknowledgement of the Issuer to enter into this Sales Plan. Sellers further represent and warrant that the Stock is not subject to any liens, security interests or other impediments to transfer (except for limitations imposed by Rules 144 or 145, if applicable).

D. INDEMNIFICATION AND LIMITATION ON LIABILITY

1. Sellers jointly and severally agree to indemnify and hold harmless JPMS and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to JPMS's actions taken or not taken in compliance with this Sales Plan or arising out of or attributable to any breach by a Seller of this Sales Plan (including Sellers's representations and warranties hereunder) or any violation by a Seller of applicable laws or regulations. This indemnification shall survive termination of this Sales Plan. Notwithstanding the foregoing, Sellers shall have no indemnification obligation to the extent any claims, losses, damages or liabilities are due to the gross negligence, recklessness or willful misconduct of JPMS or any other indemnified person.

2. Notwithstanding any other provision hereof, JPMS shall not be liable to Sellers for: (a) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (b) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God".

E. SUSPENSION, TERMINATION AND AMENDMENT

1. This Sales Plan may be (a) suspended or terminated by Issuer at any time upon one Trading Day prior written notice or (b) terminated by all Sellers at any time upon one Trading Day prior written notice; provided however that JPMS may in its sole discretion decide to suspend or terminate on the same Trading Day that written notice is provided, if JPMS deems such action practicable. Any such suspension or termination shall be made in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-

6

Wittekind and Gumrukcu Joint Acct Final 11.19.21

7Wittekind and Gumrukcu Joint Acct Final 11.19.211 or other applicable securities laws. JPMSwill requirecertain representations from Sellersand acknowledgement of Issuer as a condition to such suspension or termination.2.receives notice, whether pursuant to Paragraph C.7or otherwise, of (a) the occurrence of any legal, contractual or regulatory restriction applicable to a Sellersor its affiliates, including without limitation, any restriction related to a merger or acquisition, or (b) a stock offering requiring an affiliate lock-up, that would prohibit sales pursuant to this Sales Plan, or (c) if the Stock has been delisted from the Exchange, or becomes subject to the delisting procedure from the Exchange.3.Seller may amend or modifythe economic trading parameters ofthis Sales Plan(such as the number, size, price and timing of orders)only upon the written consent of JPMS. Any such amendment or modification shall be made in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1 orother applicable securities laws. Seller agrees that he will not amend or modify this Sales Plan at any time: (a) that a Blackout Period is in effect for Issuer or (b) that he is aware of any material non-public information about the Issuer and/or the Stock or of the actual or approximate beginning or ending dates of a Blackout Period for Issuer. JPMSwill requirecertain representations from Seller and acknowledgement of Issuer as a condition to such amendment or modification.F. GENERAL1.This Sales Plan shall be governed by and construed in accordance with the laws of the State of New York without reference to choice of law principles. Except for modifications or amendments governed by Paragraph E.3, this Sales Plan may be modified or amended onlyby a writing signed by the parties hereto and acknowledged by the Issuer.2.This Sales Plan shall be subject to all terms and conditions governing the Accounts and Services, the Asset Account Agreement and the JPMSBrokerage Agreement, including such provisions dealing with binding arbitration and waiving the right to litigate. This Sales Plan, together with the terms and conditions referenced in the preceding sentence, as well as any amendments or modifications made pursuant to this Sales Plan and those terms and conditions, represent the complete agreement between the parties on these subjects.3.For the avoidance of doubt, to the extent this Sales Plan requires Seller to comply with the internal policies or procedures of the Issuer, Seller acknowledges and 4.All notices to JPMSunder this Sales Plan shall be given to JPMSby email:

8Wittekind and Gumrukcu Joint Acct Final 11.19.215.delegated without the written permission of JPMS. 6.This Sales Plan shall not be effective until executed by Seller and JPMS, and acknowledged by Issuer. This Sales Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto were upon the same instrument.

DocuSign Envelope ID: 42B08779-27AE-41C2-9DDA-463D99963FE0

J.P.Morgan

Signature(s):

By: DocuSigned by: [signature] CDD07B8320BC452 — 11/19/21
Name: William Anderson Wittekind — Date

By: DocuSigned by: SERHAT GUMRUKCU B551915E30C34CF — 11/19/21
Name: Serhat Gumrukcu — Date

J.P. Morgan Securities LLC Signature:

By: DocuSigned by: Richelle D Mackiewicz D56BA3D80EF847E... — 11/19/21
Name: Richelle Mackiewicz — Date
Title: Managing Director

Acknowledged:

Enochian Biosciences, Inc.

By: DocuSigned by: Luisa Puiche CD2124829EBF416... — 11/19/21
Name: Luisa Puche — Date
Title: Chief Financial Officer

9

Wittekind and Gumrukcu Joint Acct Final 11.19.21